[Bell, Boyd & Lloyd LLP letterhead]

STACY H. WINICK

202.955.7040

swinick@bellboyd.com

DIRECT FAX: 202.835.4138

March 23, 2007

Mary A. Cole, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Cole:

Nuveen Multi-Currency Short-Term Government Income Fund

811-22018

333-140868

This letter responds to the comments contained in your letter dated March 19, 2007, regarding the initial registration statement on Form N-2 of Nuveen Multi-Currency Short-Term Government Income Fund (the “Fund”). For convenience, each of your comments is repeated below, with responses immediately following.

The response to each of these comments is included in pre-effective amendment no. 1 which was filed with the SEC on the date of this letter. A copy of that amendment, marked to show changes from the registration statement as originally filed, is enclosed for your convenience.

General Comments

1. Comment: We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

Response: Understood.

2. Comment: Please inform us supplementally whether the NASD has reviewed the terms and arrangements of the offering, and whether it has raised any concerns about any aspect of the offering.

Response: The registration statement has been filed with the NASD and we will supplementally inform you of any concerns they may raise.

Mary A. Cole, Esq.

Securities and Exchange Commission

March 23, 2007

Prospectus

3. Comment: Please clarify the fifth sentence in the Portfolio Contents section, which states that the Indirect Investments provide either the economic equivalent of Direct Investments or the approximate return performance of fixed income securities “relative to” high quality U.S. short-term fixed income securities.

Response: Agreed. The above-noted sentence has been revised as follows (revised text is underlined):

The Fund’s Indirect Investments provide substantially either the economic equivalent of Direct Investments or the approximate difference in return performance, measured in U.S. dollars, of particular short-term international (non-U.S.) government securities relative to high quality U.S. short-term fixed income securities.

4. Comment: Summary – The Investment Objective and Policies section mentions “collateralized” forward currency contracts. This is the first mention that these contracts will be collateralized. Please conform the disclosure throughout the document.

Response: The sentence referred to above has been revised, and an additional sentence has been added, to clarify the use of the term “collateralized”:

To the extent that the Fund has U.S.-based Collateral to cover a portion of its forward foreign currency contracts, those “collateralized” forward currency contracts will have returns that closely emulate the returns of the short-term government securities in those countries. Alternatively, to the extent that the notional amount of the Fund’s forward currency contracts exceeds the value of the Fund’s U.S.-based Collateral, those “uncollateralized” forward currency contracts will provide a return equal to the difference between the rate of return of instruments that pay short-term LIBOR (the rate charged by one bank to another for lending money) in the foreign country to which the forward currency contract relates, and the rate of return on U.S. instruments that pay short-term LIBOR, taking into account changes in the relative value of such foreign LIBOR and U.S. LIBOR instruments due to changes to foreign exchange rates.

5. Comment: Other Portfolio Characteristics and Information — The second and third bullet points refer respectively to “economic exposure” and “investment exposure.” Please explain the difference between these concepts. Please add elsewhere in the disclosure that the Fund’s dollar-weighted average maturity will be three years or less. Also explain how the maturity is calculated.

Mary A. Cole, Esq.

Securities and Exchange Commission

March 23, 2007

Response: The use of “economic exposure” in the second bullet point is meant to describe a general concept relating to the composition of the Fund’s investment portfolio. “Investment Exposure”, as used in the third bullet, is defined on page 6 of the prospectus to specifically refer to the sum of the value of the Fund’s Direct Investments and the notional value of the Fund’s Indirect Investments. The third bullet has been revised to refer to the “dollar-weighted portfolio maturity” of the Fund’s investments which is expected to be less than two years (rather than the three years that is permitted by the SEC). In addition, an explanation of how maturity is calculated has been included on page 21 as set forth below:

The Fund’s dollar-weighted maturity on its Direct Investments is the average, weighted by reference to the then-current market value (expressed in U.S. dollars), of the remaining time until each security in the Fund’s portfolio matures. The Fund’s dollar-weighted maturity on its Indirect Investments is the average, weighted by reference to the notional value (which is expressed in U.S. dollars, and takes into account any changes in the position’s value due to changes in foreign exchange rates), of the remaining time until expiration of the Fund’s forward currency contracts or other instruments. The Fund’s dollar-weighted maturity on its overall portfolio is the dollar-weighted average of its Direct Investments and Indirect Investments, weighting the market value of the former equally with the notional value of the latter on equal terms.

* * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.955.7040 or Dave Glatz at 312.807.4295.

Very truly yours,

/s/ Stacy H. Winick

Stacy H. Winick

Enclosures

Copies (w/encl.) to	Gifford Zimmerman
Jessica Droeger
Sarah Cogan